3129

AMENDMENT



05041771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 9 2005

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-53355

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTURY PACIFIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 THIRD AVENUE, SUITE 1611
(No. and Street)

SEATTLE	WA	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DICKSON LEE, TEL: (206) 264-8056
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PO CHUAN (BOB) RO, C.P.A.
(Name – *if individual, state last, first, middle name*)

606 MAYNARD AVENUE SOUTH, SUITE 251, SEATTLE, WA 98104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DICKSON LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTURY PACIFIC SECURITIES, INC, as of 12/31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


SPRING SONG JOHNSON
COMM. EXP.
NOTARY
PUBLIC
MARCH 3, 2008
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURY PACIFIC SECURITIES, INC.

Table of Content

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 Maynard Ave. So., Suite 251, Seattle, WA 98104
TEL: (206) 340-1140 FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Independent Auditor's Report

To Shareholders and Directors
Century Pacific Securities, Inc.
Formerly known as
L&L Financial Investments Co., Inc
720 3rd Avenue, Suite 1611
Seattle, WA 98104

I have audited the accompanying balance sheets statutory basis of Century Pacific Securities, Inc. (Century) formerly known as L&L Financial Investments Co., Inc. as of December 31, 2004 and 2003 and statements of changes in shareholders' equity, operation and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

As more fully described in notes to the financial statements, Century is yet in full operation to conduct trading of securities for customers. In my opinion, except for the effects of not yet to operate as a B/D capacity entity to underwriting securities, the financial statements referred to above present fairly, in all material respects, the financial position of Century Pacific Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in conformity with the accounting practices prescribed by the Financial and Operational Combined Uniform Single Report, Form X-17a-5(a) of the United States Securities and Exchange Commission which is a statutory basis of accounting other than the U.S. generally accepted accounting principles.

(Continue on next page)

Independent Auditor's Report (Continued)

The information contained in Schedule I–Computation of Net Capital under Rule 15c 3-1 is presented for purpose of additional analysis. It is not a required part of the basic financial statement. Such information, as required by rule 17a-5 of the Securities Exchange Act of 1934, is fairly stated in all material respects in relation to the basic financial statements referred to above taken as a whole.

This report is intended solely for the information and use of the Board of Directors and management of Century and for filing with the United States Securities and Exchange Commission and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA



Seattle, Washington
March 20, 2005

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current Assets		
Cash and Cash Equivalents	$ 43,097	$ 16,627
Total Current Assets	43,097	16,627
Equipment		
Equipment	9,557	0
Accumulated Depreciation	(656)	0
Equipment - Net	8,901	0
Total Assets	$ 51,998	$ 16,627

LIABILITIES & SHAREHOLDERS' EQUITY

	2004	2003
Liabilities		
Accrued Liabilities	$ 5,184	$ 6,028
Total Liabilities	5,184	6,028
Shareholders' Equity		
Common shares @$.002 per share, 5,000,000 shares authorized, 1,100,000 shares in 2003 and 1,901,000 shares in 2004 issued and outstanding	3,802	2,200
Additional Paid-in Capital	50,960	32,562
Accumulated Deficit	(7,948)	(24,163)
Total Shareholders' Equity	46,814	10,599
Total Liabilities & Shareholders' Equity	$ 51,998	$ 16,627

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Common Shares Issued & Outstanding	$ 3,802	$ 2,200
Additional Paid-In Capital	50,960	32,562
Accumulated Deficit	(7,948)	(24,163)
Ending Balance	$ 46,814	$ 10,599

Independent auditor's report and the accompanying notes are an integral part of these financial statements

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc)
STATEMENTS OF OPERATION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Consulting Income	$ 14,000	$ 10,000
Commission Income	43,300	0
Interest Income	9	0
Total Revenue	57,309	10,000
Expenses		
Office Expenses	4,587	1,631
Business Expenses	25,501	5,448
Licenses & Permits	10,349	1,710
Depreciation	656	0
Total Expenses	41,093	8,789
Gain (Loss) before Income Tax	16,216	1,211
Provision for Income Tax	0	0
Net Income (Loss)	$ 16,216	$ 1,211

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 16,216	$ 1,211
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	656	0
Change in assets and liabilities		
Decrease in Accrued Liabilities	(845)	4,398
Net cash provided by (used in) operating activities	16,027	5,609
Cash flows from investing activities:		
Purchase of equipment	(9,557)	0
Net cash provided by (used in) investing activities	(9,557)	0
Cash flows from financing activities:		
Common Shares Issued	1,602	0
Additional Paid-In Capital	18,398	2,802
Net cash provided by (used in) financing activities	20,000	2,802
Net increase (decrease) in cash and cash equivalents	26,470	8,411
Cash and cash equivalents at beginning of year	16,627	8,216
Cash and cash equivalents at end of year	$ 43,097	$ 16,627

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2004 AND 2003

		2004	2003
COMPUTATION OF NET CAPITAL			
1.	Total shareholders' equity	$ 46,814	$ 10,599
2.	Deduct: non-allowable assets	(8,901)	0
3.	Net capital before haircuts on securities position	37,913	10,599
4.	Haircut on securities-money market account	(20)	0
5.	Net Capital	$ 37,893	$ 10,599
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
6.	Minumum net capital required (6 2/3% of aggregate indebtedness)	$ 345	$ 402
7.	Minimum dollar net capital requirement of reporting broker or dealer	5,000	5,000
8.	Net capital requirement (greater of line 6 or 7)	5,000	5,000
9.	Excess net capital (line 5 less 8)	32,893	5,599
10.	Excess net capital at 100% (net capital less 10% of total aggregate indebtedness)	$ 37,375	$ 9,996
COMPUTATION OF AGGREGATE INDEBTEDNESS			
11.	Total liabilities from statement of financial condition	$ 5,184	$ 6,028
	Add:		
	A. Drafts for immediate credit	0	0
	B. Market value of securities borrowed for which no equivalent value is paid or credited	0	0
	C. Other unrecored amounts	0	0
12.	Total aggregate indebtedness	$ 5,184	$ 6,028
13.	Percentage of aggregate indebtedness to net capital (Line 12 ÷ 5)	14	57
14.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0	0

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of Century Pacific Securities, Inc., formerly known as L&L Financial Investments Co., Inc (Century), is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the management who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the statutory basis of accounting in conformity with the accounting practices prescribed for Financial and Operation Combined Uniform Single Reports, Form X-17a-5(a) of United States Securities and Exchange Commission which is a comprehensive basis of accounting other than the U.S. generally accepted accounting principles.

1. History and Business Activity

Century Pacific Securities, Inc. ("the Company"), a Nevada company, was incorporated on February 20, 2001 under the name of L&L Financial Investments Co., Inc. The Company subsequently changed to its current name on December 18, 2002. The company registered in the State of Washington as a Washington profit corporation on October 8, 2003. Its business address is 720 3rd Avenue, Suite 1611, Seattle, Washington 98104.

The Company has been a NASD member broker dealer since its receipt of license on December 14, 2001. On November 20, 2003, the Company filed the Form BD Amendment reporting the change of the form of organization and state and date of incorporation and registered the company in the State of Washington. The file number with SEC and CRD remain the same, i.e.

SEC File N: 8-53355 CRD No: 1-13698.

On October 1, 2004, the company applied, per SEC Rule 15c3-1(a)(2)(iii), and intended to become a Market Maker Dealer with US $100,000 Minimum Net Capital, and expand its business operations to include the following areas:

(1) To trade general securities, including stocks, bonds, mutual funds, government securities and options, and
(2) To merge the existing staff of Novus Securities Corporation.

The Company does not trade securities for customers as of the report date.

(Continue on next page)

See independent auditor's report

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING (Continued)

2. The Calendar Year
The Company adopts December 31 as its calendar year ending date since its incorporation.

3. Cash Equivalents
Cash equivalent means securities issued or guaranteed by the United States or its agencies, negotiable bank certificates of deposit, bankers acceptances issued by banking institutions in the United States and payable in the Unites States, or money market mutual funds.

4. Equipment
Equipment, a satellite dish on roof using a non-penetrating sled mount, is record at cost. Depreciation is computed on a 5-year straight-line method without salvage value.

Maintenance and repairs are charged to operations when incurred. Improvements and renewals are capitalized. When equipment is sold or otherwise disposed of, the assets account and related accumulated depreciation included in operations.

5. Accrued Liabilities
The account balance represents the business expense accruals to maintain its minimum level of operation.

6. Revenue Recognition
Revenue is recorded when service is rendered on an accrual basis.

7. Expenses
The amounts represent the minimal business expenditures for maintaining its securities broker and dealer license.

8. Taxes
The Company has an accumulated loss of $24,163, which maybe carried over to offset current year's income of $16,216. No provision for income tax is made accordingly.

(Continue on next page)

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING (Continued)

9. Use of Estimates
   In preparing financial statements in conformity with the statutory basis of accounting principles, management is required to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — NET CAPITAL REQUIREMENT

Every broker or dealer shall at all times have and maintained net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under 15c3-1(a)(1) or to any of its activities under 15c3-1(a)(2).

On January 12, 2004, the Company's Board of Directors approved to increase its capital to operate as a $50,000 net equity B/D capacity to underwriting securities.

On May 18, 2004, the Company was cited by NASD that the net capital for the period ended February 29, 2004 was less than 120 percent of the company's required minimum net capital. The Company after making a detailed analysis of its net capital does not agree with the findings. However, the Company received also a letter of caution dated October 25, 2004 resulted therefrom. The Company has made corrections as recommended since then.

On December 31, 2004 and 2003 the Company's net capital and required net capital were $37,893 and $10,599, respectively, and its ratios of aggregate indebtedness to net capital were 0.14:1 to 0.57:1 on December 31, 2004, and 2003.

At December 31, 2004, there is no material difference existed of the audited Computation of Net capital and the broker-dealer's corresponding Unaudited Part IIA.

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CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 3 — RELATED PARTY TRANSACTION

Most of 2004 consulting and commission income were received from L&L Investment Holdings, Inc., a related party and business affiliate. SAS 57 Related Party Disclosure denotes that "… transactions involving related parties can not be presumed to be carried out on an arm's length basis…"

NOTE 4 — LEASING ARRANGEMENT

Effective March 8, 2004, the Company has entered into a leasing arrangement of the current office and its facilities for a period of two years with L&L Financial Holdings, Inc., a SEC reporting company under the Securities Act of 1933.

- End of Report -

See Independent Auditor's Report

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. SO., SUITE 251
SEATTLE, WASHINGTON 98104

TEL: (206) 340-1140
FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Century Pacific Securities, Inc.
Seattle, WA 98104

In planning and performing my audit of the financial statements of Century Pacific Securities, Inc. (f.k.a. L&L Financial Investments Co., Inc) for the years ended December 31, 2004 and 2003, I have taken into consideration the Company's internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements. The audit is not designed to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g). I also make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company: 1) in making quarterly securities examinations, counts, verifications, and comparisons, or 2) recordation of differences required by Rule 17a-13 complying with requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has internal control structure. Responsibilities are safeguarded against loss from unauthorized used or disposition and those transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statement's in conformity with the U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, procedures of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My audit would not necessarily disclose all matters in the internal control structure that might be considered as material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control does not reduce the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a time by employees in the normal course of performing their assigned functions. However, I am not aware of any matter involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA



Seattle, Washington
March 20, 2005